Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0218 F: +1 202.637.3593 cynthiakrus@ eversheds-sutherland.com

March 14, 2024

Via Edgar

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Blue Owl Technology Income Corp. – Preliminary Proxy Statement on Schedule 14A

Dear Sir or Madam:

On behalf of Blue Owl Technology Income Corp., we are filing a Preliminary Proxy Statement on Schedule 14A pursuant to the rules and regulations of the Securities Exchange Act of 1934.

Please call me at (202) 383-0218 or Kristin Burns at (212) 287-7023 if you have any questions or comments regarding the foregoing.

Sincerely,

/s/ Cynthia M. Krus

cc:	Kristin Burns, Eversheds Sutherland (US) LLP

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